March 31, 2010

VIA EDGAR

Mr. Howie Hallock, Jr.
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC  20549

Re:	American Century Quantitative Equity Funds, Inc. (File Nos. 033-19589; 811-5447) (the "Registrant")

Dear Mr. Hallock:

Please find below our responses to your comments regarding the Post-Effective Amendment No. 55 to the Registrant’s registration statement, filed on January 8, 2010.  For your convenience, we restated each comment prior to our response.

Fund Summary – Investment Objective

1.	COMMENT: The fund’s investment objective includes a reference to “real” return. Please provide a definition of “real” return for investors who may not be familiar with that term.

RESPONSE: We have included a statement defining “real” return as “total return reduced by the expected impact of inflation” in the first paragraph under Principal Investments, Principal Risks and Performance.  Our review of other mutual fund prospectuses with “real” return investment objectives indicates that providing a definition in the first paragraph of the investment strategy is consistent with how our peers disclose the concept of “real” return.

Fund Summary – Principal Investments, Principal Risks and Performance

2.	COMMENT: In the investment strategy discussion related to asset allocation, include disclosure indicating how the portfolio managers will make tactical allocations among the fund’s asset classes.

RESPONSE:  We have added disclosure to indicate the conditions that may lead to tactical allocations among the asset classes.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Mr. Howie Hallock, Jr.
March 31, 2010

3.	COMMENT: Please provide a definition of “commodity.”

RESPONSE:  We have added a definition of commodity to the fund’s investment strategy disclosure.

4.
COMMENT:  The disclosure related to commodity-related investments includes real estate investment trusts (“REITs”), which seemed out of place with the discussion related to commodities.  If investing in REITs is a principal strategy of the fund, please revise the disclosure to indicate the investment strategy related to REIT investing.

RESPONSE:  We have confirmed that investing in REITs is not a principal investment strategy of the fund that needs to be disclosed in the Fund Summary.  As such, we have deleted the reference to REITs in this section.  We have modified the disclosure in the Objectives, Strategies and Risks section to indicate that REITs are another investment that may be used when the portfolio managers believe it is prudent.

5.	COMMENT: Modify the disclosure related to commodity-related investments to indicate the fund’s principal investment strategy related to these investments.

RESPONSE:  We have modified the disclosure regarding commodity-related investments to indicate that the principal investment strategy will be to allocate assets between (i) equity securities of companies engaging in commodity related businesses; and (ii) underlying investible commodities.

6.	COMMENT: Review the list of principal risks included in the Fund Summary and confirm that the risk disclosure is aligned with the investment strategy discussion.

RESPONSE:  We have reviewed the risk disclosure in the Fund Summary and modified it as we felt was necessary to align the risk disclosure and investment strategy discussion.

7.	COMMENT: Revise the risk factor related to foreign securities risk to indicate that the fund is not “primarily” invested in foreign securities.

RESPONSE:  We have revised the foreign securities risk factor to delete the word “primarily.”

Mr. Howie Hallock, Jr.
March 31, 2010

Objectives, Strategies and Risks

8.	COMMENT: Please make corresponding changes to the disclosure in the Objectives, Strategies and Risks section to take into account the Commission’s comments on the Fund Summary section.

RESPONSE:  We have made changes to the disclosure in the Objectives, Strategies and Risks section to incorporate the Commission’s comments to the Fund Summary section identified as comments numbered 1-7 above.

9.
COMMENT:  The disclosure related to the portfolio managers’ sell discipline for U.S. Inflation-Indexed and Other U.S. Fixed Income Securities includes a reference to the fund’s maturity requirements, but maturity requirements are not discussed elsewhere in the prospectus.

RESPONSE:  We have added disclosure to the fund’s investment strategy discussion to indicate that while the portfolio managers are not limited to a specific weighted average maturity range, the managers monitor the fund’s weighted average maturity and seek to adjust it as appropriate.  We have also modified the language in the sell discipline to be consistent with the new maturity disclosure.

10.
COMMENT:  In the discussion related to commodity investments, gold investing is specifically identified and there is a specific risk factor related to gold.  Is there a separate investment strategy related to gold or are gold investments just a part of the general commodity investment strategy?

RESPONSE:  The original investment strategy for the fund included a specific gold component.  Since the initial registration statement filing for the fund, this strategy has been revised such that gold is not a specific target investment, but rather just one of the investments that fits under the definition of “commodity” and the general investment strategy related to commodities.  The disclosure in the Objectives, Strategies and Risks section has been updated to reflect this change.

11.
COMMENT:  The risk factor related to credit risk indicates that the fund generally limits investments in fixed income securities to investment grade securities.  Since the fund does permit investment in high-yield securities, please revise this disclosure to alert investors to the inclusion of a high-yield component.

Mr. Howie Hallock, Jr.
March 31, 2010

RESPONSE:  We have revised the language in the credit risk factor to include a reference to the potential for the fund to allocate assets to high-yield fixed income securities.

In responding to your comments, we acknowledge that: (i) the Registrants are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact the undersigned at ryan_blaine@americancentury.com or 816-340-4414.

Sincerely,

/s/ Ryan L. Blaine
Ryan L. Blaine
Assistant Secretary